21001226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Mail Processing Section
FEB 26 2021
Washington DC
415

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayridge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 6th Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kareem Jaber — 1-415-248-2200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Cayman Ltd.
(Name – *if individual, state last, first, middle name*)

P. O. Box 31118, Governors Square	Grand Cayman	Cayman Islands	KY1-1205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kareem Jaber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bayridge Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

02-23-21

Signature

Chief Financial Officer

Title

See attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bayridge Securities, LLC

(SEC. I.D. NO. 8-68739)

Statement of Financial Condition as of December 31, 2020, and Independent Registered Public Accounting Firm's Report

PUBLIC DOCUMENT

(Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.)

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 ____________________ *Signature of Document Signer No. 2 (if any)* ____________________

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 23rd (*Date*) day of February (*Month*), 2021 (*Year*), by

(1) Kareem Izziddian Jaber

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ISABELLE M. MARQUET
Notary Public - California
San Francisco County
Commission # 2208317
My Comm. Expires Jul 31, 2021

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document US SEC Annual Audited Report
Title or Type of Document: Form X-17 A-5 Part III **Document Date:** 12/31/20
Number of Pages: 2 **Signer(s) Other Than Named Above:** No other Signers

BDO

Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

The Member and Officers
Bayridge Securities, LLC
San Francisco, California

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bayridge Securities, LLC (the "Broker-Dealer") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO

We have served as the Broker-Dealer's auditor since 2013.

Grand Cayman, Cayman Islands

February 23, 2021

BAYRIDGE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

CASH AND CASH EQUIVALENTS	$ 204,488
RECEIVABLE FROM CLEARING BROKER	10,494
OTHER ASSETS	6,072
TOTAL	$ 221,054

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and other accrued expenses	$ 25,006
MEMBER'S EQUITY	196,048
TOTAL	$ 221,054

See notes to financial statements.

1. NATURE OF BUSINESS

Bayridge Securities, LLC (the "Company") is a wholly owned subsidiary of Condor Trading, LP (the "Parent"). The Company was formed in October 2010, but did not commence operations until 2011. The Company received approval to operate and conduct business as a broker dealer in September 2011, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In prior year(s), the Company's operations consisted primarily of providing placement agent services to publicly traded companies. There were no such types of services provided in the year ended December 31, 2020. The Company does not carry securities accounts for its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of the Company's financial statements in accordance with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates.

At December 31, 2020, the Company's net capital was $189,976, which was $184,976 in excess of its minimum requirement of $5,000, pursuant to the requirements of the Rule. The Company's aggregate indebtedness to net capital ratio was 0.13 to 1.

4. RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

Receivable from the Company's clearing broker, Goldman Sachs Execution and Clearing L.P., ("Clearing Broker"), is pursuant to the clearance agreement in effect. At December 31, 2020, the Company's receivable from its Clearing Broker is $10,494, and is entirely maintained as clearing deposit.

5. FINANCIAL INSTRUMENTS SUBJECT TO OFF-BALANCE SHEET RISK, CREDIT RISK, OR MARKET RISK

The Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, in the event, that, and to the extent that, such counterparties do not fulfill their obligations.

For the year ended December 31, 2020, the Company did not record any losses with respect to off-balance sheet items.

6. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in a non-interest bearing account. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's management does not believe the credit risk associated with its cash and cash equivalents is significant due to the financial stability of the financial institution.

7. RELATED-PARTY TRANSACTIONS

In 2011, the Company entered into an expense sharing and personnel allocation agreement (the "Agreement") with the Parent and its affiliated broker dealer, BTIG, LLC ("BTIG"). From time to time, the Parent or BTIG purchases fixed assets, pays operating expenses or allocates personnel costs to the Company. There are no payables to affiliates at December 31, 2020.

8. SEC RULE 15c3-3

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(ii) exemptive provision.

* * * * *